Exhibit 99.1

TDCX Inc. Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Remaining Outstanding Class A Ordinary Shares of the Company

Singapore, January 3, 2024 – TDCX Inc. (“TDCX” or the “Company”) (NYSE: TDCX), today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated January 2, 2024, from Mr. Laurent Junique, Founder, Executive Chairman, Director, CEO, and ultimate beneficial owner of the Company (the “Founder”), to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Shares of the Company (the “ADSs”, each representing one Class A ordinary share) that are not already held by the Founder for a proposed purchase price of US$6.60 per Ordinary Share or ADS in cash (the “Proposed Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

The Company has formed a special committee of the Board, comprised solely of independent and disinterested directors, to consider the Proposal Letter and the Proposed Transaction and make recommendation to the Board. The Board expects that the special committee will retain independent legal and financial advisors to assist in the review of the Proposed Transaction. The Company cautions that the Board has just received the Proposal Letter and has not made any decisions with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that the Founder will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and the Founder, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About TDCX Inc.

Singapore-headquartered TDCX provides transformative digital CX solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

TDCX helps clients achieve their customer experience aspirations by harnessing technology, human intelligence and its global footprint. It serves clients in fintech, gaming, technology, travel and hospitality, digital advertising and social media, streaming and e-commerce. TDCX’s expertise and strong footprint in Asia has made it a trusted partner for clients, particularly high-growth, new economy companies, looking to tap the region’s growth potential.

TDCX’s commitment to delivering positive outcomes for our clients extends to its role as a responsible corporate citizen. Its Corporate Social Responsibility program focuses on positively transforming the lives of its people, its communities and the environment.

TDCX employs more than 17,800 employees across 30 campuses globally, specifically in Brazil, Colombia, Hong Kong, India, Indonesia, Japan, Malaysia, Mainland China, Philippines, Romania, Singapore, South Korea, Spain, Thailand, Türkiye, and Vietnam. For more information, please visit www.tdcx.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the performance of TDCX’s largest clients; the successful implementation of its business strategy; the continued service of the Founder and certain of its key employees and management; its ability to compete effectively; its ability to navigate difficulties and successfully expand its operations into countries in which it has no prior operating experience; its ability to maintain its pricing, control costs or continue to grow its business; its ability to attract and retain enough highly trained employees; its compliance with service level and performance requirements by, and contractual obligations with, its clients; its exposure to various risks in Southeast Asia and other parts of the world; its contractual relationship with key clients; clients and prospective clients’ spending on omnichannel CX solutions and content, trust and safety services; its ability to successfully identify, acquire and integrate companies; its spending on employee salaries and benefits expenses; and its involvement in any disputes, legal, regulatory, and other proceedings arising out of its business operations. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in its attachment is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For enquiries, please contact:

Investors / Analysts: Joana Cheong

investors@tdcx.com

Media: Eunice Seow

media@tdcx.com

Exhibit A

Preliminary Non-binding Proposal to Acquire the remaining outstanding class A ordinary shares of TDCX Inc.

January 2, 2024

The Board of Directors

TDCX Inc. (the “Company”)

750D Chai Chee Road

#06-01/06, ESR BizPark

Singapore 469004

Singapore

Dear Sirs:

I, Laurent Bernard Marie Junique, Founder, Executive Chairman and CEO of TDCX Inc, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Class A ordinary shares of TDCX Inc. (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Receipts of the Company (the “ADSs”, each representing one Class A ordinary share) that are not already owned by me and my affiliates in a going private transaction (the “Transaction”).

I beneficially own approximately 86.1% of all the issued and outstanding shares (including Class A ordinary shares and Class B ordinary shares), representing approximately 98.4% of the aggregate voting power of the Company, based on the Company’s latest outstanding number of shares as publicly disclosed. It is my firm and reasonable belief that my proposal provides an attractive opportunity to the Company’s shareholders.

I am prepared to consummate the Transaction as outlined in the key terms and conditions as set forth below.

1. Buyer. I propose to acquire the outstanding shares of the Company that are not already held by me and my affiliates. I intend to complete such purchase through Transformative Investments Pte Ltd, the principal shareholder of the Company. I am the beneficial owner of all the shares in Transformative Investments Pte Ltd. In considering the Proposal, you should be aware that I am interested only in acquiring the outstanding shares of the Company that I do not already own, and that I do not currently intend to sell my shares in the Company to any third party.

2. Purchase Price. The proposed price for each Ordinary Share or ADS is US$6.60 in cash. This represents a 36% premium to the closing price on the last trading day prior to the date of this proposal and a premium of 39% to the volume-weighted average price during the last 30 trading days.

3. Funding. I will finance the Transaction with a combination of my own existing cash and a debt facility. I expect that the commitments for the required funding to be in place when the Definitive Agreements (as defined below) are signed and the closing of the Transaction will not be conditional on financing.

4. Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of debt financing subject to a customary form of confidentiality agreement.

5. Definitive Agreements. I am prepared to promptly prepare, negotiate and finalize definitive agreements (the “Definitive Agreements”) for the Transaction. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type.

6. Process. I expect the Board would decide that a special committee be established that comprises independent and disinterested directors of the Company (the “Special Committee”). The Special Committee and its advisors will be exclusively authorized to consider and negotiate the proposed Transaction, including the Definitive Agreements, on behalf of the Company and no other members of management or any other directors other than the members of the Special Committee will participate in any deliberations and decisions related to the Transaction on behalf of the Company unless approved by the Special Committee.

7. Confidentiality. I will, as required by law, timely file a Schedule 13D to disclose this Proposal. I believe it would be in all of our interests to ensure that our discussions relating to the Transaction proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8. No Binding Commitment. This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction described above, constitutes only a preliminary indication of my interest, and does not represent any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Transaction, and any of us may terminate discussions at any time for any reason or no reason. Nothing in this letter constitutes an offer capable of acceptance to create legally binding obligations. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In conclusion, I would like to express my strong commitment to work together to bring the Transaction to a successful and timely conclusion. If you have any questions regarding this proposal, please do not hesitate to contact me.

I look forward to hearing from you.

Sincerely,

By	:	/s/ Laurent Bernard Marie Junique
Name	:	Laurent Bernard Marie Junique
Title	:	Executive Chairman and Chief Executive Officer

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